02042665

82- SUBMISSIONS FACING

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME The Cartibre Group Ltd.

*CURRENT ADDRESS Suite 1501, 8 King St. East
Toronto, Ontario
Canada M5C 1B5

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

FILE NO. 82- 2222 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 7/16/02

82-2222

02 JUL -8 AM 10:18

ARS
12-31-01

Can Fibre

THE CANFIBRE GROUP LTD.

2001
ANNUAL REPORT

PKF Hill

CHARTERED ACCOUNTANTS

PKF worldwide

PKF Hill LLP
41 Valleybrook Drive
Suite 200
Toronto, Ontario
Canada M3B 2S6
Tel. (416) 449-9171
Fax (416) 449-7401
www.pkfhill.com

Auditors' Report

To the Shareholders of
The CanFibre Group Ltd.

We have audited the consolidated balance sheets of The CanFibre Group Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PKF Hill LLP

PKF Hill LLP
Chartered Accountants
Toronto, Ontario
March 7, 2002

CONSOLIDATED BALANCE SHEETS

The CanFibre Group Ltd. (expressed in U.S. dollars)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash	$ -	$ 890,113
Restricted cash (note 5)	5,511,710	14,852,439
Accounts receivable	2,884,889	120,309
Inventory (note 6)	2,076,426	1,079,161
Advances, prepaids and other	488,035	290,794
	10,961,060	17,232,816
Capital assets (note 7)	94,103,976	89,807,492
	105,065,036	107,040,308
Intangible assets:		
Deferred financing costs, net of accumulated amortization of $1,386,667 (2000 - $933,403)	16,934,387	17,465,536
Deferred start-up costs (net of sales of $3,247,769 (2000 - $Nil))	16,302,116	4,415,320
	33,236,503	21,880,856
	$ 138,301,539	$ 128,921,164
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current liabilities:		
Bank overdraft	$ 110,587	$ -
Accounts payable and accrued liabilities	13,240,569	4,366,305
Loan payable	192,124	192,124
Payable to related parties (note 8)	-	2,312,688
	13,543,280	6,871,117
Long-term debt (note 9)	125,400,000	122,000,000
Notes payable to Kafus Industries Ltd. (note 10)	-	21,344,080
Deferred credit, net of accumulated amortization of $441,225 (2000 - $261,885) (note 11)	3,145,575	3,324,915
Non-controlling interests (note 12)	8,559,128	8,904,025
	150,647,983	162,444,137
Shareholders' deficiency:		
Share capital (note 13)	32,216,774	32,216,774
Deficit	(44,865,898)	(65,868,464)
Cumulative translation adjustment	302,680	128,717
	(12,346,444)	(33,522,973)
	$ 138,301,539	$ 128,921,164

See accompanying notes

Approved on Behalf of the Board:

Director
Christopher Carl

Director
George DeCristoforo

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

The CanFibre Group Ltd. (expressed in U.S. dollars)

	Year ended December 31, 2001	Year ended December 31, 2000
Revenue:		
Sales	$ 2,508,152	$ 4,474,541
Interest and dividend income	-	290,074
	2,508,152	4,764,615
Expenses		
Cost of sales	9,269,637	11,304,979
Interest, including amortization of deferred financing costs of $453,264 (2000 - $407,570)	11,910,307	11,224,788
Write-down and amortization of assets (note 14)	118,674	39,986,484
Salaries and benefits	1,067,300	1,730,274
Consulting, management and professional fees	1,493,002	3,836,347
Office and general	901,356	1,758,691
	24,760,276	69,841,563
Loss before undernoted	(22,252,124)	(65,076,948)
Other (income) loss		
Foreign exchange loss (gain)	(19,664)	104,433
Debt forgiveness - Management (note 8)	(23,656,768)	-
Gain on wind-up of CanFibre of Riverside Inc. (note 4)	(19,233,361)	(22,747,252)
Write-off of investment in Kafus Industries Ltd.	-	257,818
	(42,909,793)	(22,385,001)
Income (loss) before non-controlling interests	20,657,669	(42,691,947)
Dividends payable to non-controlling interests	-	(100,000)
Non-controlling interests	344,897	264,344
Net income (loss)	21,002,566	(42,527,603)
Deficit, beginning of year	(65,868,464)	(23,340,861)
Deficit, end of period	$ (44,865,898)	$ (65,868,464)
Basic and fully diluted income (loss) per share	$ 0.57	$ (1.15)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

The CanFibre Group Ltd. (expressed in U.S. dollars)

	December 31, 2001	December 31, 2000
Operating activities		
Net income (loss)	$ 21,002,566	$ (42,527,603)
Add items not involving cash:		
Amortization and write-down of assets (note 14)	571,938	49,140,904
Non-controlling interests	(344,897)	(264,344)
Debt forgiveness - Management (note 8)	(23,656,768)	-
Write-off of investment in Kafus Industries Ltd.	-	257,818
Loss on disposal of capital assets - CanFibre Riverside (note 4)	1,849,635	-
	(577,526)	6,606,775
Changes in		
Promissary note receivable	-	9,500,000
Accounts receivable	(2,764,580)	289,207
Inventory	(997,265)	(92,011)
Advances, prepaids and other	(197,241)	(134,910)
Bank overdraft	110,587	-
Accounts payable and accrued liabilities	8,874,264	(16,682,938)
Net change in non-cash working capital items	5,025,765	(7,120,652)
Cash flows from operating activities	4,448,239	(513,877)
Financing activities		
Restricted cash	9,340,729	58,369,043
Increase in notes payable to Kafus Industries Ltd.	-	1,528,998
Increase (decrease) in long-term debt	3,400,000	(105,312,313)
Decrease in non-controlling interest	-	(4,000,000)
Deferred financing costs	-	(211,476)
Payable to related parties	-	1,655,615
Cumulative translation adjustment, net	173,963	491,114
Cash flows from financing activities	12,914,692	(47,479,019)
Investing activities		
Additions to capital assets	(8,016,613)	(36,511,342)
Proceeds from sale of CanFibre Riverside capital assets (note 4)	1,650,365	-
Additions to license and technology rights	-	(7,935)
Deferred project development costs	-	(49,063)
Deferred start-up costs	(11,886,796)	(4,226,794)
Write-down of capital assets - CanFibre Riverside (note 4)	-	93,798,268
Write-off of deferred credit - CanFibre Riverside	-	(5,224,176)
Cash flows from investing activities	(18,253,044)	47,778,958
Decrease in cash	(890,113)	(213,938)
Cash, beginning of year	890,113	1,104,051
Cash, end of year	$ -	$ 890,113

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The CanFibre Group Ltd. (expressed in U.S. dollars) Year ended December 31, 2001

1. Principles of Presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries. The two principal subsidiaries, CanFibre of Riverside, Inc. ("CanFibre Riverside") and CanFibre of Lackawanna LLC ("CanFibre Lackawanna") were each incorporated to develop and commercialize technology for the production of composite wood products using solid waste materials such as wood, waste paper and other recycled wood fibres.

By December 31, 2001, CanFibre Riverside had ceased operations and all assets and liabilities had been liquidated (note 4).

2. Going Concern

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The CanFibre Group Ltd. (together with its subsidiaries, the "Company") was incorporated on March 30, 1984 under the laws of The Province of Ontario. It operates as a single operating and geographic segment.

The Company, through CanFibre Riverside and CanFibre Lackawanna, received two separate allocations of tax exempt bonds. The proceeds were used to finance the construction of medium density fibreboard ("MDF") plants located in Riverside, California and Lackawanna, New York. In 1997, CanFibre Riverside acquired the land for the Riverside project and commenced development activities. The majority of the construction of the project was completed in July 1999, and commercial operations commenced in the second quarter of 2000. On December 31, 2001, the Company disposed of the CanFibre Riverside operation (note 4).

In 1998, CanFibre Lackawanna acquired the land for the Lackawanna project and commenced construction. Significant project construction commenced in 1999 and was completed in 2000. Commercial operations are expected to commence in 2002.

Delays in completion of the CanFibre Lackawanna facility resulted from the termination on May 2, 2000, by the Company of its engineering, procurement and construction contract with Stone & Webster Engineering Corporation ("SWEC"). Contingency funds were used to cover payments that SWEC failed to make to sub-contractors and vendors. Additional funds were then required to pay start-up expenditures. The Company was granted approval by its secured creditors to use restricted cash for this purpose but, additional capital is required. As of March 7, 2002, the Company has not been able to generate positive cash flows from its operations and is experiencing a critical working capital shortage.

Liquidity was adversely effected by the bankruptcy of Kafus Industries Ltd. ("Kafus") (note 8). Kafus was the Company's parent company, and ceased to provide additional funding in 2000. The Company has suffered recurring losses and has not generated profitable operations since inception. Production costs have been adversely affected due to energy and raw material costs increasing significantly.

The continuance of the Company as a going concern is dependent on obtaining additional financing and the avoidance of any cash out-flows from early mandatory redemptions of debt. Management of the Company is currently exploring alternatives for obtaining this additional capital. If the Company is unable to achieve these objectives, it may be obligated to liquidate certain assets in settlement of liabilities and the value received on settlement may be less than the assets' carrying value, as was the case with CanFibre Riverside (note 4).

The continuance of the Company as a going concern is also dependant on an orderly transition to commercial operations. CanFibre Lackawanna is expected to commence commercial operations in 2002. Management expects that the experience gained with CanFibre Riverside will result in the successful transfer of the CanFibre Lackawanna facility from the development to operating stages.

3. **Summary of Significant Accounting Policies**

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

(a) Subsidiaries

The common shares of the Company's subsidiaries are wholly-owned except for CanFibre Lackawanna, a limited liability company, which is 99% owned by a wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated.

(b) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates to these financial statements primarily relate to the underlying value and recoverability of capital and intangible assets, which are dependent upon the attainment of profitable operations (note 2).

(c) Foreign currency translation

These consolidated financial statements are presented in US dollars. The majority of the Company's operations are located in the United States and are conducted in US dollars. Certain operations within the consolidated entity use the Canadian dollar as their functional currency. The Canadian entities' financial statements have been translated into US dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average exchange rate for the period for amounts included in the determination of income. Any gains or losses from this translation are included in a separate cumulative translation adjustment account in shareholders' equity in the consolidated balance sheet.

Other foreign exchange gains and losses are included in income.

(d) Inventory

Inventory consists of wood chips, raw wood, resin, wax, work-in-progress and finished goods, and is stated at the lower of cost and market. Cost is determined on a first-in, first-out basis.

(e) Capital assets

Capital assets are recorded at cost, including capitalized interest and other direct development costs. Capital assets represented by construction-in-progress will be amortized upon commencement of commercial operations over the related assets' estimated useful lives. Management defines the reaching of commercial operations as the quarter in which a facility has the capability to produce at 50% of capacity and the Company has break-even cash flows from operations, all subject to a reasonable time limit from substantial completion of construction. Other capital assets are amortized over their estimated useful lives. The CanFibre Riverside capital assets were disposed of at December 31, 2000 (note 4).

Interest income earned and interest costs incurred on tax-exempt bonds are capitalized to construction-in-progress for the CanFibre Lackawanna facility.

3. Summary of Significant Accounting Policies - continued

(f) Deferred financing costs

The costs of obtaining long-term debt are deferred and amortized on a yield basis over the term of the related debt. Costs and accumulated amortization relating to obtaining long-term debt for the CanFibre Riverside facility were written off in 2000 (note 4).

(g) Deferred start-up costs

Costs associated with the start-up of CanFibre Lackawanna's new MDF plant include product line testing and pre-operating period expenditures (net of incidental revenues) deferred until the plant commences commercial operations, at which time they will be amortized over a period of five years. Deferred start-up costs relating to the CanFibre Riverside facility were fully written off in 2000 (note 4).

(h) Net recoverable value of capital and intangible assets (note 2)

On an ongoing basis, management reviews the valuation and amortization of the capital and intangible assets, taking into consideration any events and circumstances which might have impaired the fair value and estimated future cash flows from the related operation. Capital and intangible assets are written down to their net recoverable amount when declines in the estimated value of the underlying operation are considered to be other than temporary.

(i) Revenue recognition

Revenue is recognized when products are shipped to the customer and no significant vendor obligation remains.

(j) Future income taxes

The Company accounts for future income taxes in accordance with the liability method of tax allocation.

(k) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 13(c). No compensation expense is recognized for this plan when stock options are issued to employees as the exercise price of the option is equal to or greater than the market value of the common shares on the date of grant. Any consideration paid by the employee on exercise of stock options is credited to share capital.

4. Wind-up of CanFibre Riverside Operations

The CanFibre Riverside facility did not achieve final completion in accordance with the requirements of the senior bond financing (the "bondholders") and subordinated note financing for the facility. On October 25, 2000, CanFibre Riverside voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code. By April 2001, the Company, in conjunction with the bondholders, decided to liquidate the assets of the Company with all of the estimated proceeds accruing to the bondholders.

The capital assets of CanFibre Riverside were recorded at an estimated net realizable amount of $3,500,000 at December 31, 2000. These assets were disposed of in 2001 for $1,650,365. This resulted in a loss from disposal of CanFibre Riverside assets of $1,849,635. CanFibre Riverside's indebtedness in excess of the proceeds of disposition of assets amounted to $19,233,361 (2000 - $22,742,252). As the creditors of CanFibre Riverside did not have further security or recourse, the debt has been considered settled and is a gain equal to the residual amount outstanding.

5. Restricted Cash

Restricted cash is held pursuant to the terms of the CanFibre Lackawanna bond financings (note 9) and is to be applied primarily to accrued construction costs and certain accrued interest. Bond proceeds received by CanFibre Lackawanna from the Erie County Industrial Development Agency (the "Agency") are held in trust by a trustee pursuant to agreements between the Agency, CanFibre Lackawanna and the trustee. The release of funds from trust is subject to CanFibre Lackawanna providing specific appropriate evidence that the costs are related to the CanFibre Lackawanna project.

In addition, pursuant to the Installment Sale Agreement, CanFibre Lackawanna is required to maintain additional restricted cash balances for construction funding and debt payment requirements.

6. Inventory

	2001	2000
Raw materials	$ 488,650	$ 56,244
Work-in-progress	7,488	21,769
Spare parts	1,124,371	1,001,148
Finished goods	455,917	-
	$ 2,076,426	$ 1,079,161

7. Capital Assets

	2001	2000
Furniture and equipment	$ 28,745	$ 168,185
Less: accumulated depreciation	(20,214)	(143,687)
	8,531	24,498
Land	180,000	180,000
Land and buildings held for liquidation (note 4)	-	3,500,000
Construction-in-progress	93,915,445	86,102,994
	$ 94,103,976	$ 89,807,492

Construction-in-progress is comprised of:

	2001	2000
Land	$ 1,149,342	$ 1,146,553
Building	60,330,774	55,986,435
Equipment	32,435,329	28,970,006
	$ 93,915,445	$ 86,102,994

During the year ended December 31, 2001, the Company capitalized interest, net of forgiveness of debt of $3,400,000, to construction-in-progress in the amount of $5,095,881 (2000 - $7,243,204).

8. Debt Forgiveness - Management

Until April 2001, Kafus Industries Ltd. ("Kafus") owned 83.5% of the Company's issued and outstanding common shares. Kafus was petitioned into bankruptcy in August 2000 by its second largest shareholder and largest creditor, ECT Merchant Investments Corp. ("ECT"). PricewaterhouseCoopers, Inc. was appointed the Trustee of the Kafus estate. The estate included 30,976,607 shares of the Company held by Kafus and certain debts totaling $23,656,768 owed by the Company to Kafus.

ECT applied for, and was granted, an order (the "Section 38 Order") under s.38 of the *Bankruptcy and Insolvency Act (Canada)* assigning the shares and the debts to ECT. Other creditors (the "Sections 38 Creditors") joined ECT in the application, however, ECT's claim accounted for 95% of the value of the subject of the Section 38 Order. ECT formally took possession of the shares and debts in April 2001. As ECT did not wish to continue to be involved in any of the Company's projects or subsidiaries, the Company's management offered to acquire all of the shares and to arrange for the settlement of the debts.

On or about July 5, 2001, 1105890 Ontario Ltd. ("1105890"), a company wholly owned by Christopher Carl, the president and CEO of the Company, acting on behalf of management, entered into an agreement to purchase 83.5% of the issued and outstanding common shares of the Company and $23,656,768 of Company debt (note 10) from ECT.

As a requisite part of the purchase of the shares and debt, releases were obtained from all of the Section 38 Creditors (releasing their claims in favour of ECT), and certain creditors of the Company and its subsidiaries. In return for releasing their claims, the Section 38 Creditors received 5,156,953 of the acquired shares (approximately 13.9% of the issued and outstanding common shares of the Company) on a flow-through basis.

8. **Debt Forgiveness – Management** – continued

Immediately following the transaction, 1105890 Ontario Ltd. distributed the remaining 25,819,654 of the shares acquired to the following members of the Company's management on a "flow-through" basis:

(a) Chris Carl – President & CEO – 17,213,104 shares (held through 1105890 Ontario Ltd.);
(b) Terry Brentnall – Chief Financial Officer – 1,721,310 shares;
(c) Gord Clough – Vice President, Marketing and Sales – 1,721,310 shares;
(d) Kurt Williams – Vice President, Operations – 1,721,310 shares;
(e) Erwin Leonov – General Manager, Technology and Business Development – 1,721,310 shares; and
(f) George DeCristoforo – General Manager, Public Relations – 1,721,310 shares.

The management group subsequently forgave the Company the $23,656,768 of acquired debt.

9. **Long-term Debt**

	2001	2000
CanFibre Lackawanna		
Series 1998 bonds *(i)*	$ 90,000,000	$ 90,000,000
Subordinated promissory note payable *(ii)*	16,400,000	16,400,000
Subordinated loan *(iii)*	1,100,000	1,100,000
Subordinated note payable *(iii)*	3,000,000	-
Income participation certificate Series 1998 *(iv)*	11,000,000	11,000,000
Junior Preference Letter of Credit *(v)*	3,500,000	-
Dieffenbacher Letter of Credit *(vi)*	400,000	-
	125,400,000	118,500,000
Estimated payable on discontinuance of CanFibre Riverside operations (note 4)	-	3,500,000
	$ 125,400,000	$ 122,000,000

CanFibre Lackawanna

(i) Series 1998 bonds

On December 31, 1998, the Agency issued $25,000,000 in tax-exempt Series 1998 bonds and $65,000,000 in tax-exempt Series 1998 bonds (collectively the "Series 1998 Bonds"). The $25,000,000 tax-exempt bonds bear interest at 8.875% per annum payable semi-annually in arrears and mature December 1, 2013. The $65,000,000 tax-exempt bonds bear interest at 9.050% per annum payable semi-annually in arrears and mature December 1, 2025.

The Series 1998 Bonds are subject to early redemption at CanFibre Lackawanna's option commencing December 2010, at redemption prices that are at a premium to the unpaid principal amount then outstanding.

9. Long-term Debt – continued

The Series 1998 Bonds require increasing annual sinking fund installments commencing in 2002. Future annual mandatory sinking fund installments on the Series 1998 Bonds for each of the fiscal years ending December 31 are as follows:

	2001
2002	$ 1,235,000
2003	1,345,000
2004	1,470,000
2005	1,610,000
2006	1,765,000
Thereafter	82,575,000
	$ 90,000,000

Upon the occurrence of certain events, funds raised through the offering of the Series 1998 Bonds may be repaid by the Agency prior to maturity. Such a repayment would require an equivalent repayment by CanFibre Lackawanna under the Installment Sale Agreement.

The bonds are secured by all assets of CanFibre Lackawanna, including title to land, agreements, contracts, certificates, instruments, facility revenues, and other documents related to the CanFibre Lackawanna facility.

(ii) Subordinated promissory note payable

The subordinated promissory note for $16,400,000 will be payable to the majority bondholder (formerly ECT) bearing interest at 12.51% per annum accrued from January 1, 2001, payable quarterly commencing March 1, 2007. Quarterly principal installments commence in March 2007 with the final payment due December 2013. Principal repayments can be deferred based on available funds within designated trust fund accounts with full payment due December 1, 2015.

(iii) Subordinated loan

Under the Subordinated Loan Agreement between ECT and CanFibre Lackawanna, ECT has provided CanFibre Lackawanna with a $25,000,000 credit facility through the provision of three irrevocable, direct pay letters of credit. CanFibre Lackawanna has issued three secured subordinated promissory notes payable aggregating $25,000,000 to evidence its commitments under this credit facility. Two letters of credit of $1,100,000 and $3,000,000, have been transferred by CanFibre Lackawanna to the trustee to satisfy certain minimum funding requirements under the Trust Indenture. Drawings by the trustee under these two letters of credit are contingent on the availability of funds in the trust accounts to meet certain qualifying expenditure requirements. At December 31, 2001, the $1,100,000 (2000 - $1,100,000) letter of credit and the $3,000,000 (2000 - $Nil) letter of credit were fully drawn bearing interest at 12.51% per annum accrued from the inception of the note, payable quarterly commencing March 1, 2007, with the final payment due December 2013. Principal repayments can be deferred based on available funds in their designated trust fund accounts with full payment due December 1, 2015. The third letter of credit amounting to $16,400,000 was issued to repay the principal under the loan proceeds advanced to CanFibre Lackawanna (note 9(ii)).

9. Long-term Debt - continued

Under the Subordinated Loan Agreement, CanFibre Lackawanna was subject to a 3% to 5% commitment fee, depending on the letter of credit, calculated on an average daily balance and payable quarterly, for unused amounts of the letters of credit discussed above. As described in note 9 (ii), these letters of credit are now payable to the majority Bondholder. As part of the transfer of debt from ECT to the majority bondholder, and the forgiveness of the Kafus debt (note 8), the ability to access the additional letter of credit for $4,500,000 has been rescinded.

(iv) Income participation certificate Series 1998

In conjunction with the Subordinated Loan Agreement (note 9(iii)), CanFibre Lackawanna provided ECT with 20 Units of a non-interest bearing Income Participation Certificate Series 1998 (the "Certificate") whereby ECT is to receive a percentage of the CanFibre Lackawanna facility's cash flows. Each Unit represents a right to receive a 5% share of the distributions to be made under the Certificate subject to an annual maximum amount of $2,000,000. The amounts to be distributed to the holder of this Certificate and Preferred Interest in CanFibre Lackawanna shall be in respective portions of 20/27 and 7/27 of the CanFibre Lackawanna facility's cash flows (as defined) for each year. Cash flow distributions shall commence upon the completion of the CanFibre Lackawanna facility (as defined in the agreement) and continue for 12 years thereafter. Any cumulative shortfall on annual payments bear interest at 14%. Payments made under the Certificate had been guaranteed by Kafus. In 2001, the Certificate was transferred from ECT to the majority bondholder.

(v) Junior Preference Letter of Credit

Pursuant to a Standby Equity Subscription Agreement dated December 31, 1998 between Stone & Webster Development Corporation ("SWDC") and CanFibre Lackawanna, SWDC issued a $3,500,000 irrevocable letter of credit, in favour of the trustee of the CanFibre Lackawanna project to fulfill CanFibre Lackawanna's funding requirements. Drawings by the trustee under this letter of credit were contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, CanFibre Lackawanna has granted SWDC an equity interest in the Junior Preference Interest of CanFibre Lackawanna for the actual drawings up to $3,500,000 under the letter of credit. The Junior Preference Interest holder is entitled to cumulative dividends at 10% per annum.

Under a Junior Preference Interest Conversion Agreement dated December 31, 1998 between SWDC and the Company, the holder of the Junior Preference Interest will have the right, at any time on or after the third anniversary of the completion date of the CanFibre Lackawanna facility, to convert such Junior Preference Interest into common shares of the Company at a price equal to the then current trading price for the Company's common shares. The Junior Preference Interest can be purchased by the Company at any time for a cash payment equal to SWDC's invested capital plus a 10% rate of return. At December 31, 2001, $3,500,000 (2000 - $Nil) was outstanding on the letter of credit.

(vi) Dieffenbacher Panel Production Systems GmbH – Letter of Credit

In February 1999, Dieffenbacher Panel Production Systems GmbH ("Dieffenbacher ") provided a $750,000 letter of credit on behalf of CanFibre Lackawanna. In turn, CanFibre Lackawanna agreed to purchase certain equipment for the CanFibre Lackawanna facility from Dieffenbacher at market prices. Drawings under the letter of credit are to be used for construction and related expenditures of the CanFibre Lackawanna facility. As at December 31, 2001, $400,000 (2000 - $Nil) was outstanding on the letter of credit.

9. Long-term Debt - continued

(vii) Other transacions

There was an additional $400,000 that was paid to the Company from ECT in order to rescind the additional letter of credit of $4,500,000 (refer note 9 (iii)). Additional forgiveness included a $3,000,000 irrevocable letter of credit issued by HSB Group, Inc. ("HSB Group") in favour of Kafus. This was transferred to the trustee of the CanFibre Lackawanna facility to fulfill CanFibre Lackawanna's funding requirements. In exchange for the letter of credit, Kafus issued a Secured Note in the amount of $3,000,000. This additional $3,400,000 was accounted for as a reduction to capital assets (note 7).

10. Notes Payable to Kafus Industries Ltd.

	2001	2000
Promissory note payable, including accrued interest of $Nil (2000 - $853,092) (i)	$ -	$ 8,089,895
Subordinated promissory note payable, including accrued interest of $Nil (2000 - $3,254,185) (ii)	-	13,254,185
	$ -	$ 21,344,080

(i) Promissory note payable

Effective December 31, 1998, the Company issued a promissory note payable for $7,236,803 to Kafus bearing interest at prime calculated at the beginning of each year, compounded annually and maturing on December 31, 2001. The Note was issued in settlement of charges for structuring fees, project development costs, development fees and working capital requirements relating primarily to the CanFibre Lackawanna project, including a development fee of $3,000,000 charged by Kafus on the CanFibre Lackawanna project. During the year ended December 31, 2000, the Company was charged interest of $463,493 by Kafus. This note was acquired from ECT by the Company's management and the debt was forgiven in 2001 (note 8).

(ii) Subordinated promissory note payable

On December 31, 1997, ECT and the Company entered into an agreement to amend the terms of a consulting service contract in exchange for a subordinated convertible promissory note (the "Subordinated Promissory Note") made by the Company and payable to ECT in the amount of $10,000,000. As at December 31, 1998, Kafus, ECT and the Company agreed to the assignment of the Subordinated Promissory Note from the Company to Kafus and the Company became obligated to Kafus for the remaining term of the Subordinated Promissory Note. The Subordinated Promissory Note bears interest at 10.20% per annum, compounded annually, and is due on December 31, 2003. During the year ended December 31, 2000, the Company was charged interest of $1,065,505 by Kafus. This note was acquired from ECT by the Company's management and the debt was forgiven in 2001 (note 8).

11. Deferred Credit

In 1999, CanFibre Lackawanna entered into a series of forward delivery agreements with financial institutions to hedge its exposure to interest rate fluctuations on two funds held by the trustee. Under these agreements, CanFibre Lackawanna received a lump sum fee of $3,586,800 as consideration for the future interest earnings potential on certain funds held in trust. The proceeds from these forward delivery arrangements have been recorded as a deferred credit and are being amortized on a yield basis over the life of the forward delivery agreements. During the year ended December 31, 2001, amortization of $179,340 (2000 -$179,340) was recognized and recorded offsetting the liability.

12. Non-controlling Interests

	2001			2000
	Equity Investment	Allocation of losses	Net non-controlling interest	Net non-controlling interest
Preferred equity interest in CanFibre Lackawanna	$ 9,500,000	(940,872)	$ 8,559,128	$ 8,904,025

Pursuant to the Equity Subscription Agreement dated December 31, 1998, HSB Engineering acquired the Preferred Equity Interest in CanFibre Lackawanna for consideration equal to a $9,500,000 promissory note. The Preferred Interest holder in CanFibre Lackawanna is entitled to a percentage of the CanFibre Lackawanna's annual cash flows (as defined) to a maximum of $700,000 per annum and receives a preferential allocation of 90% of depreciation deductions and 12.5% of net loss amounts (as defined) as provided for under the Amended and Restated Limited Liability Company Agreement of CanFibre Lackawanna. The distributions shall commence upon the completion of the CanFibre Lackawanna facility and continue for twelve years thereafter.

13. Share Capital

(a) Authorized

Authorized share capital consists of an unlimited number of voting common shares without par value.

(b) Issued

	Number of Shares	Assigned value
Common shares		
Balance as at December 31, 1999, 2000 and 2001	37,097,585	$ 32,216,774

(c) Stock options

The Company has a stock option plan which allows the Company, at the discretion of the Board of Directors, to issue options to employees, directors and consultants to purchase common shares of the Company. The exercise price of the options is equal to or greater than the market value of the underlying common shares on the date of grant. The 2,310,000 stock options issued at an exercise price of Cdn$.25 per share expire June 28, 2005 and have vesting periods as determined by the Company. At December 31, 2001, all options granted have vested.

14. Supplementary Disclosure of Amortization and Write-Downs

	2001	2000
Amortization and write-down - capital assets	$ 40,789	$ 3,548,171
Amortization and write-down - deferred expenditures	77,885	36,438,313
	118,674	39,986,484
Amortization credited against capital assets	179,340	179,340
Amortization of prepaid interest credited against asset	-	962,402
Amortization of deferred financing costs included in interest expense	453,264	407,570
Amortization of deferred credit recorded against the liability	(179,340)	(339,524)
Amortization of deferred start up costs included in gain on liquidation of CanFibre Riverside	-	7,944,632
Total amortization and write-downs	$ 571,938	$ 49,140,904
Interest paid	$ 4,942,890	$ 14,278,043

15. Contingencies

(a) The Company and CanFibre Lackawanna are currently pursuing an action against SWEC relating to the CanFibre Lackawanna facility. In the Company's opinion, SWEC has not fulfilled their contractual obligations on account of them not paying the sub-contractors working on the CanFibre Lackawanna site. CanFibre Lackawanna then had to pay the sub-contractors an amount approximating $7,500,000 for services they had already paid for, to the Stone Webster Operating Company ("SWOC"). This amount has been debited to the accounts payable and accrued liabilities. SWOC is also seeking damages from CanFibre Lackawanna for non-performance of the contract due to CanFibre Lackawanna not paying them for the April/May, 2000 period before the contract was terminated. The totals credited to accounts payable and accrued liabilities on account of outstanding amounts to SWOC approximate $9,000,000. In the Company's opinion, the action by SWOC has no merit and, accordingly, no amount has been recorded in the accounts with respect to this action against the Company.

(b) As at March 7, 2002, approximately $3,100,000 of liens have been filed against the CanFibre Lackawanna facility. As the ultimate liability for these liens cannot be determined at this time, the underlying amounts of these liens have not been recorded in these financial statements. The priority of the liens for the holders of the bonds and the holders of the subordinated debt that financed the facility, relative to these liens, has been insured as part of the facility title insurance.

16. Commitments

Forintek license

On December 1, 1997, the Company entered into a head license agreement with Forintek Canada Corp. ("Forintek") entitling it to the use of certain technology rights in the production process of its MDF plants for a term of 15 years. Under the Agreement, the Company is required to pay Cdn. $75,000 in annual maintenance fees and Cdn. $500,000 royalty fee for each capital asset that incorporates the use of this technology. For each maintenance fee payment, Cdn. $50,000 shall be creditable against future royalties due.

17. Income Taxes

Subsidiaries of the Company have approximately $50,750,000 ($35,000,000 CanFibre Riverside) of net operating loss carried forward available to reduce future years' taxable income in its US operations. Of these losses $15,200,000 ($12,000,000 from CanFibre Riverside) expire in 2019, $33,550,000 ($23,000,000 from CanFibre Riverside) expire in 2020 and $2,000,000 expire in 2021. The benefit of these available loss carry forwards has not been recorded in the accounts.

18. Financial Instruments

(a) Fair value

The fair values of financial instruments included in current assets and liabilities (excluding payables to related parties) are estimated to equal their carrying values due to their ability for prompt liquidation or the short-term to their settlement. Although it is restricted as to use, the fair value of restricted cash is also currently estimated to be equal to its carrying value due to the form in which the funds are held.

The fair value of amounts payable and notes payable to related parties cannot be reasonably estimated due to the nature of the amounts due, the relationship between the related parties and the Company, and the lack of a ready market for the related party obligations.

The fair value of the CanFibre Lackawanna bonds has been estimated by management to not be materially different from their carrying values as they do not believe there has been any significant change in the risk or return profile on the bonds since the date of their issuance. The fair value of the other indebtedness is not reasonably and practically determinable given the unique project financing nature of the indebtedness, and the lack of a ready public market for such financing arrangements.

(b) Interest rate risk

Terms of outstanding long-term debt are disclosed in note 9. As indebtedness bears interest at fixed rates, no material interest rate risk exists.

(c) Currency fluctuation risk

The Company has not entered into any foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations or these financial statements. However, as the majority of assets and liabilities are located in the United States and originally denominated in US dollars, management believes any significant foreign currency fluctuation risk is mitigated.

19. Comparative Amounts

Certain comparative amounts have been reclassified from those previously presented to conform to the presentation of the 2001 financial statements.

CORPORATE INFORMATION

DIRECTORS & OFFICERS

Christopher D. Carl
President, CEO and Director

Gordon Clough
Vice-President,
Sales & Marketing

Terence D. Brentnall
Chief Financial Officer

George DeCristoforo
Director

Dayl Crow
Director

Ross A. Drane
Director

David Carbonaro
Director

THE CANFIBRE GROUP LTD.

Head Office
Suite 1501
8 King St. East
Toronto, Ontario
M5C 1B5
Tel: 416-681-9990
Fax: 416-681-9992

CANFIBRE OF LACKAWANNA LLC.
300 Commerce Drive,
Lackawanna, New York
14218
Tel: 716-827-3008
Fax: 716-827-3009

SHARES LISTED

TSX Venture, Toronto
Trading Symbol: YCF (Tier 3)

CANADIAN LEGAL COUNSEL

Carbonaro Kligerman Sugar LLP
Barristers & Solicitors
Suite 1600
390 Bay Street
Toronto, Ontario M5H 2Y2
Tel: 416-368-2500
Fax: 416-368-0909

AUDITORS

PKF HILL LLP
Suite 200
41 Valleybrook Drive
Toronto, Ontario M3B 2S6

INVESTOR RELATIONS & WEBSITE INQUIRIES

1-888-355-4733
CanFibre: 416-681-9990
Email: info@canfibre.com
Website: www.canfibre.com

TRANSFER AGENT

Computershare Investment Services
510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: 604-661-9400
Fax: 604-669-1548

CUSIP NO.

13753R102

ALLGREEN MDF — SETTING A NEW GLOBAL STANDARD